SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 12TH, 2013

DATE, TIME AND PLACE: On December 12th, 2013, at 3:00 pm, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Company’s Board of Directors meeting was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani and Rodrigo Modesto de Abreu, in person or by means of video conference, as provided in paragraph 2, Section 25 of the Company’s By-laws. Justified absence of Messrs. Maílson Ferreira da Nóbrega and Piergiorgio Peluso. The meeting was also attended by Messrs. Alberto Carvalho Whitaker, Chairman of the Fiscal Council and Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman and Mr. Jaques Horn – Secretary.

AGENDA: (1) To elect the members of the Statutory Audit Committee; (2) To approve the proposal of the Internal Rules of the Statutory Audit Committee; (3) To approve the Related Parties Policy of the Company and its subsidiaries; (4) To approve the Industrial Plan 2014-2016; (5) To present the final terms of the loan agreement to be entered into between the wholly owned subsidiary of the Company, TIM Celular S.A., and the National Bank for Economic and Social Development – BNDES, to finance part of the CAPEX for the years 2014 to 2016, and approved in Board of Directors’ meeting, held on October 29th, 2013; (6) To approve the execution of a contract for purchasing of equipment and network services; e (7) To present the structuring of asset valuation studies (towers).

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) Due to the Company’s Extraordinary Shareholders Meeting’s Resolution, held today, that has approved the establishment of the Statutory Audit Committee (“CAE”), the Board of Directors appointed and elected Messrs. Maílson Ferreira da Nóbrega, Brazilian, married, bachelor in economics, bearer of the Identity Card Nr. 214.106, issued by SSP/DF, and enrolled with the CPF/MF under Nr. 043.025.837-20; Alberto Emmanuel Carvalho Whitaker, Brazilian, married, business administrator, bearer of the Identity Card Nr. 2.025.093, issued by SSP/SP, and enrolled with the CPF/MF under Nr. 002.337.738-00; and Samuel de Paula Matos, Brazilian, married, bachelor in economics and accountant, bearer of the Identity Card Nr. 4.104.837, issued by SSP/SP, enrolled with the CPF/MF under Nr. 069.815.428-20, to compose the Statutory Audit Committee, for the mandate until the Annual Shareholders’ Meeting to be held in the year of 2015. Pursuant to CVM Instruction Nr. 509, dated as of November 16th, 2011, Mr. Maílson Ferreira da Nóbrega will be part of this Board of Directors and of the CAE. Messrs. Alberto Emmanuel Carvalho Whitaker and Samuel de Paula Matos reported that they will resign as members of the Fiscal Council, to assume their positions as CAE members, and their alternates will take on the position of the resigning members.

(2) The resolution upon this item of the agenda was postponed to the next Board’s Meeting at a date still to be set, so that the Board Members may be able to evaluate the proposed Internal Rules of the Statutory Audit Committee.

(3) The resolution upon this item of the agenda was postponed to the next Board’s Meeting at a date still to be set, so that the Board Members may be able to evaluate the proposed Related Parties Policy of the Company and its subsidiaries.

(4) The Board of Directors approved the Company and its subsidiaries’ annual budget for the year of 2014, in accordance with the presentation about the Industrial Plan for the years of 2014-2016, performed by Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer; Claudio Zezza, Chief Financial Officer; Lorenzo Federico Zanotti Lindner, Chief Operations Officer; Roger Sole Rafols, Chief Marketing Officer; and Alex Martins Salgado, Chief Executive Officer of Intelig Telecomunicações Ltda., and in accordance with the material presented and filed at the Company’s head offices.

(5) The Board of Directors acknowledge about the final terms of the loan agreement to be entered into between the National Bank for Economic and Social Development ("BNDES") and TIM Celular S.A. ("TCEL"), a wholly owned subsidiary of the Company, to finance TCEL’s investments for the years of 2014 to 2016 (CAPEX 2014/2016), approved at the Board of Directors Meeting, held on October, 29th, 2013. Mr. Claudio Zezza, Chief Financial Officer, presented this subject. The material provided is filed at the Company’s head offices.

(6) The Board of Directors authorized the negotiation to acquire equipment and network services for the year of 2014, in accordance with the conditions presented on this date. The final terms of that negotiation will be presented again to the Board of Directors to approval the execution of the respective agreements. Messrs. Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; and Carlo Filangieri, Chief Technology Officer, presented the subject. The material provided is filed at the Company’s head offices.

(7) The Board of Directors acknowledge about the beginning of the evaluation about the studies’ structuring of Company’s assets’ valuation. Messrs. Claudio Zezza, Chief Financial Officer, and Carlo Filangieri, Chief Technology Officer, presented the subject. The material provided is filed at the Company’s head offices.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, December 12th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 12, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.